Filed Pursuant to Rule 433

Registration Statement No. 333-176157

Relating to Preliminary Prospectus dated March 18, 2013 and

Prospectus dated August 9, 2011

Boston Properties, Inc.

8,000,000 Depositary Shares

Each Representing 1/100th of a Share of

5.25% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

Final Pricing Term Sheet

March 18, 2013

Issuer:	Boston Properties, Inc.

Securities Offered:	Depositary Shares, each representing 1/100th of a share of the Issuer’s 5.25% Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”)

Number of Shares Offered:	8,000,000 Depositary Shares

Over-Allotment Option:	1,200,000 Depositary Shares

Trade Date:	March 18, 2013

Settlement and Delivery Date:	March 27, 2013 (T+7)

Expected Ratings* (Moody’s / S&P / Fitch):	Baa3 / BBB / BB+

Public Offering Price:	$25.00 per Depositary Share

Underwriting Discount:	$0.7875 per Depositary Share for retail orders; $4,376,531.25 total (assuming the over-allotment option is not exercised); and $0.50 per Depositary Share for institutional orders; $1,221,250.00 total

Net Proceeds to the Issuer, before Expenses:	$194,402,218.75 total (assuming the over-allotment option is not exercised)

Dividend Rate:

5.25% per annum of the $2,500 liquidation preference per share of the Series B Preferred Stock (equivalent to a fixed annual amount of $131.25 per share of the Series B Preferred Stock, or $1.3125 per Depositary Share).

Dividend Payment Date:	The fifteenth day of each February, May, August and November (or, if not a business day, the next succeeding business day). The first dividend, payable on May 15, 2013, will be in the amount of $17.8646 per share of the Series B Preferred Stock (equivalent to $0.178646 per Depositary Share).

Dividend Record Date:	The date designated by the Issuer’s board of directors as the record date for the payment of dividends that is not more than 35 nor fewer than 10 days prior to the applicable Dividend Payment Date

Liquidation Preference:	$25.00 per Depositary Share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) up to, but excluding, the date of payment

Redemption:	Not redeemable prior to March 27, 2018, except in certain circumstances relating to the preservation of the Issuer’s status as a real estate investment trust for United States federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement. On and after March 27, 2018, the Issuer, at its option, may redeem the Series B Preferred Stock (and cause the redemption of the Depositary Shares), in whole or in part, at any time or from time to time, for cash at a redemption price of $2,500 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid dividends (whether or not declared) thereon up to, but excluding, the date fixed for redemption, without interest.

Proposed NYSE Listing Symbol:	BXP PrB

CUSIP/ISIN:	101121408/US1011214087

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

* A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement on Form S-3 (Registration No. 333-176157), including a base prospectus dated August 9, 2011 and a preliminary prospectus supplement, dated March 18, 2013, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; or Wells Fargo Securities, LLC toll free at 1-800-326-5897.

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